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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                            ------------------------

                        JOINT REPORT OF FOREIGN ISSUERS
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                  INFORMATION FURNISHED AS AT:  27 JULY, 2001
               THIS REPORT IS A JOINT REPORT ON FORM 6-K FILED BY

                   REED INTERNATIONAL P.L.C. AND ELSEVIER NV

          REED INTERNATIONAL P.L.C.                             ELSEVIER NV
                 (REGISTRANT)                                   (REGISTRANT)
              25 VICTORIA STREET                       4 VAN DE SANDE BAKHUYZENSTRAAT
                    LONDON                                   1061 AG AMSTERDAM
                   SW1H 0EX                                   THE NETHERLANDS
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)        (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

     Indicate by check mark whether the registrants furnish or will furnish annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [X]     Form 40-F  [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes  [ ]     No  [X]
                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

     1. Unaudited pro forma financial information for each of Reed Elsevier, Reed International P.L.C. and Elsevier NV giving effect to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes.

     2. Form of Fourth Supplemental Indenture among Reed Elsevier Capital Inc., Reed International P.L.C., Elsevier NV, The Chase Manhattan Bank, The Chase Manhattan Bank, London Branch and Chase Manhattan Bank Luxembourg S.A.

     3. Form of U.S. Dollar Global Note.

     4. Form of Euro Global Note.

     The Items included in this Form 6-K are incorporated by reference into Registration Statement Nos. 333-6710-02 and 333-13188-02.
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

ITEM 1: UNAUDITED PRO FORMA FINANCIAL INFORMATION

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     On July 12, 2001, Reed Elsevier acquired Harcourt General, Inc. ("Harcourt") for $4.45 billion and on July 13, 2001 sold the Harcourt Higher Education business and the Corporate and Professional Services businesses (other than educational and clinical testing) to The Thomson Corporation for pre-tax proceeds of $2.06 billion. The sale of these businesses to The Thomson Corporation is referred to as the "on-sale to The Thomson Corporation." Following the on-sale to The Thomson Corporation, Reed Elsevier has acquired Harcourt's Scientific, Technical and Medical ("STM") businesses and its U.S. K-12 (kindergarten to grade 12) Schools Education and Testing businesses which have an implied value of approximately $4.5 billion, taking into account corporate net debt, taxes payable on the on-sale proceeds and the assumption of corporate and other liabilities.

     On July 25, 2001, Reed Elsevier priced a multi-currency global bond issuance of notes (the "Notes") to be issued by Reed Elsevier Capital Inc., as issuer ("Reed Elsevier Capital"), and guaranteed by each of Reed International P.L.C. ("Reed International") and Elsevier NV ("Elsevier"). The pro forma information set forth below includes the sale of $550,000,000 6.125% Notes due 2006, $550,000,000 6.750% Notes due 2011 and E500,000,000 5.750% Notes due 2008.
The net proceeds of approximately $1,528 million (L1,026 million translated at the closing rate on December 31, 2000 of $1.49 per L1.00) (after deducting underwriting discounts and transaction expenses) are assumed to be applied against outstanding short term borrowings. In estimating such net proceeds, the proceeds from the offering of the Euro Notes have been translated into U.S. dollars using the applicable currency swap rate of $0.88 per E1.00.

     "Reed Elsevier," "we," "us" and "our" collectively refer to Reed International, Elsevier, Reed Elsevier plc, Elsevier Reed Finance BV and their respective subsidiaries, including Reed Elsevier Capital, and associates and joint ventures. Reed Elsevier is not a legal entity but a collective reference to the separate legal entities of Reed Elsevier. We refer to the combined businesses of Reed Elsevier as the "combined businesses" in this Form 6-K. The combined financial statements are contained in our joint annual report on Form 20-F for the fiscal year ended December 31, 2000, filed on March 13, 2001.

     The following unaudited pro forma financial information gives effect to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes, for each of:

     - Reed Elsevier;

     - Reed International; and

     - Elsevier.

     The unaudited pro forma financial information assumes that the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes take place simultaneously.

     References to "dollars," "$," "cents" and "c" are to U.S. currency, references to "pounds sterling," "sterling," "L," "pence" or "p" are to U.K. currency and references to "euro" and "E" are to the currency of the European Economic and Monetary Union.

                       REED ELSEVIER UNAUDITED PRO FORMA
                         COMBINED FINANCIAL INFORMATION

INTRODUCTORY NOTE

     The following unaudited pro forma combined financial information gives pro forma effect to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes. The unaudited pro forma combined financial information has been prepared from, and should be read in conjunction with, the respective historical financial information and related notes of Reed Elsevier and Harcourt.

     The unaudited pro forma combined financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of Reed Elsevier would have been if the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes had actually occurred on the dates assumed, nor is it necessarily indicative of Reed Elsevier's future operating results or combined financial position.

     The unaudited pro forma combined financial information has been prepared in accordance with U.K. and Dutch GAAP, which differ in certain significant respects from U.S. GAAP. Note 4 to the unaudited pro forma combined financial information contains a summary of the principal differences between U.K. and Dutch GAAP and U.S. GAAP, together with a reconciliation of unaudited pro forma combined net income and pro forma combined shareholders' funds to U.S. GAAP.

     Reed Elsevier will account for the acquisition of Harcourt using the acquisition method of accounting under U.K. and Dutch GAAP and using the purchase method of accounting, which is similar in effect, under U.S. GAAP. The unaudited pro forma combined financial information has therefore been prepared using the acquisition method of accounting.

     Harcourt's historical financial statements have been prepared in accordance with U.S. GAAP. For the purposes of presenting the unaudited pro forma combined financial information, Harcourt's financial information has been adjusted to conform materially with Reed Elsevier's accounting policies under U.K. and Dutch GAAP. See Note 3 to the unaudited pro forma combined financial information for a description of these adjustments.

     The pro forma adjustments reflected in the accompanying unaudited pro forma combined financial information reflect estimates and assumptions made by us that we believe to be reasonable. The unaudited pro forma combined financial information does not take into account any synergies, including cost savings, or acquisition integration costs which are expected to be realized or incurred as a result of the acquisition of Harcourt.

     Reed Elsevier's pro forma financial information is presented in pounds sterling and is also expressed in U.S. dollars, the latter being presented solely for convenience and translated at the noon buying rate on June 29, 2001, of $1.4077 to L1.00.

          REED ELSEVIER UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

                          YEAR ENDED DECEMBER 31, 2000

     The following unaudited pro forma combined income statement for the year ended December 31, 2000 is derived from Reed Elsevier's audited combined profit and loss account for the year then ended and Harcourt's unaudited pro forma income statement for the year ended October 31, 2000, adjusted to conform materially to Reed Elsevier's accounting polices under U.K. and Dutch GAAP, after giving pro forma effect to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes as described in Notes 1 and 2 below. These adjustments have been determined as if the acquisition of Harcourt, the on-sale to The Thomson Corporation, the issuance of equity to fund the transaction and the sale of the Notes took place simultaneously on January 1, 2000, the first day of the financial period presented in the unaudited pro forma financial information.

     The table below has been prepared in accordance with U.K. and Dutch GAAP. A reconciliation to U.S. GAAP is presented in Note 4 below.

                                                        PRO FORMA ACQUISITION ADJUSTMENTS(1)
                                       REED         ---------------------------------------------    PRO FORMA
                                     ELSEVIER       HARCOURT      ON-SALE TO                        AFTER ACQUISITION
                                     YEAR ENDED     YEAR ENDED       THE                             YEAR ENDED
                                     DECEMBER 31,   OCTOBER 31,    THOMSON           OTHER          DECEMBER 31,
                                       2000         2000(3)       CORPORATION(1)   ADJUSTMENTS(1)       2000
                                     ------------   -----------   --------------   --------------   -----------------
                                                                      (IN MILLIONS)
Turnover
  Including share of turnover of
    joint ventures.................    L 3,836        L1,648          L(500)(1)(c)      L --             L 4,984
  Less: share of turnover of joint
    ventures.......................        (68)           --             --               --                 (68)
                                       -------        ------          -----             ----             -------
Total..............................      3,768         1,648           (500)              --               4,916
Cost of sales......................     (1,332)         (532)           134(1)(c)         --              (1,730)
                                       -------        ------          -----             ----             -------
Gross profit.......................      2,436         1,116           (366)              --               3,186
Operating expenses:
  Before amortization and
    exceptional items..............     (1,659)         (818)           322(1)(c)         --              (2,155)
  Amortization of goodwill and
    intangible assets..............       (465)          (99)            80(1)(c)         19(1)(d)          (531)
                                                                                         (66)(1)(d)
  Exceptional items................       (115)          (10)            --               --                (125)
                                       -------        ------          -----             ----             -------
Operating profit (before joint
  ventures)........................        197           189             36              (47)                375
Share of operating profit of joint
  ventures.........................         13            --             --               --                  13
                                       -------        ------          -----             ----             -------
Operating profit including joint
  ventures.........................        210           189             36              (47)                388
Non operating exceptional items:
  Profit on sale of fixed asset
    investments....................         85            16            (10)(1)(c)        --                  91
                                       -------        ------          -----             ----             -------
Profit on ordinary activities
  before interest..................        295           205             26              (47)                479
Net interest expense...............       (103)          (70)            --              (45)(1)(e)         (218)
                                       -------        ------          -----             ----             -------
Profit on ordinary activities
  before taxation..................        192           135             26              (92)                261
Tax on profit on ordinary
  activities.......................       (159)          (70)            11(1)(f)         10(1)(f)          (208)
                                       -------        ------          -----             ----             -------
Profit on ordinary activities after
  taxation.........................         33            65             37              (82)                 53
Minority interest and preference
  dividends........................         --             1             --               --                   1
                                       -------        ------          -----             ----             -------
Profit attributable to parent
  companies' shareholders..........    L    33        L   66          L  37             L(82)            L    54
                                       =======        ======          =====             ====             =======
Adjusted figures
  Adjusted operating profit........    L   793        L  298          L (44)            L --             L 1,047
  Adjusted profit before
    taxation.......................        690           228            (44)             (45)                829
  Adjusted profit attributable.....    L   511        L  152          L (29)            L(35)            L   599
                                       =======        ======          =====             ====             =======

                                     PRO FORMA        PRO FORMA      PRO FORMA
                                     SALE OF          YEAR ENDED     YEAR ENDED
                                     THE NOTES        DECEMBER 31,   DECEMBER 31,
                                     ADJUSTMENTS(2)     2000          2000(5)
                                     --------------   ------------   ------------
                                                    (IN MILLIONS)
Turnover
  Including share of turnover of
    joint ventures.................       L--           L 4,984        $ 7,016
  Less: share of turnover of joint
    ventures.......................        --               (68)           (96)
                                          ---           -------        -------
Total..............................        --             4,916          6,920
Cost of sales......................        --            (1,730)        (2,435)
                                          ---           -------        -------
Gross profit.......................        --             3,186          4,485
Operating expenses:
  Before amortization and
    exceptional items..............        --            (2,155)        (3,034)
  Amortization of goodwill and
    intangible assets..............        --              (531)          (747)
  Exceptional items................        --              (125)          (176)
                                          ---           -------        -------
Operating profit (before joint
  ventures)........................        --               375            528
Share of operating profit of joint
  ventures.........................        --                13             18
                                          ---           -------        -------
Operating profit including joint
  ventures.........................        --               388            546
Non operating exceptional items:
  Profit on sale of fixed asset
    investments....................        --                91            128
                                          ---           -------        -------
Profit on ordinary activities
  before interest..................        --               479            674
Net interest expense...............        (5)             (223)          (314)
                                          ---           -------        -------
Profit on ordinary activities
  before taxation..................        (5)              256            360
Tax on profit on ordinary
  activities.......................         1              (207)          (291)
                                          ---           -------        -------
Profit on ordinary activities after
  taxation.........................        (4)               49             69
Minority interest and preference
  dividends........................        --                 1              1
                                          ---           -------        -------
Profit attributable to parent
  companies' shareholders..........       L(4)          L    50        $    70
                                          ===           =======        =======
Adjusted figures
  Adjusted operating profit........       L--           L 1,047        $ 1,474
  Adjusted profit before
    taxation.......................        (5)              824          1,160
  Adjusted profit attributable.....       L(4)          L   595        $   838
                                          ===           =======        =======

     Adjusted figures which exclude the amortization of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

      The notes to the unaudited pro forma combined financial information are an integral part of these statements.

            REED ELSEVIER UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                            AS OF DECEMBER 31, 2000

     The following unaudited pro forma combined balance sheet as of December 31, 2000 is derived from Reed Elsevier's audited combined balance sheet at that date and Harcourt's unaudited pro forma consolidated balance sheet as of October 31, 2000, adjusted to conform materially to Reed Elsevier's accounting policies under U.K. and Dutch GAAP, after giving pro forma effect to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes as described in Notes 1 and 2 below. These adjustments have been determined as if the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes took place on December 31, 2000.

     The table below has been prepared in accordance with U.K. and Dutch GAAP. A reconciliation to U.S. GAAP is presented in Note 4 below.

                                                      PRO FORMA ACQUISITION ADJUSTMENTS(1)
                                                -------------------------------------------------          PRO FORMA
                                REED ELSEVIER    HARCOURT AS       ON-SALE TO                          AFTER ACQUISITION
                                    AS OF             OF              THE                                    AS OF
                                DECEMBER 31,     OCTOBER 31,        THOMSON            OTHER             DECEMBER 31,
                                    2000           2000(3)       CORPORATION(1)    ADJUSTMENTS(1)            2000
                                -------------   --------------   --------------    --------------      -----------------
                                                                     (IN MILLIONS)
Fixed assets
  Goodwill and intangible
    assets.....................    L 4,127          L 909            L (320)(1)(c)    L  (589)(1)(d)        L 6,776
                                                                                        2,649(1)(b)
  Tangible fixed assets........        416             86               (28)               --                   474
  Investments..................        153             69                --               (69)(1)(b)            153
                                   -------          -----            ------           -------               -------
                                     4,696          1,064              (348)            1,991                 7,403
                                   -------          -----            ------           -------               -------
Current assets
  Assets held for resale.......         --             --             1,054 (1)(c      (1,054)(1)(b)             --
  Stocks.......................        114            426               (60)(1)(c)         --                   480
  Debtors: amounts falling due
    within one year............        860            426              (114)(1)(c)        (46)(1)(b)          1,126
  Debtors: amounts falling due
    after more than one year...        164             24                --                36(1)(b)             224
  Current asset investments....         --             --                --               104(1)(b)             104
  Cash and short term
    investments(6).............      1,594             20                --            (1,240)(1)(e)            374
                                   -------          -----            ------           -------               -------
                                     2,732            896               880            (2,200)                2,308
                                   -------          -----            ------           -------               -------
Creditors: amounts falling due
  within one year
  Borrowings(6)................     (1,404)           (12)               --              (709)(1)(e)         (2,125)
  Trade creditors and other
    current liabilities........     (1,975)          (556)              101 (1)(c        (154)(1)(b)         (2,584)
                                   -------          -----            ------           -------               -------
                                    (3,379)          (568)              101              (863)               (4,709)
                                   -------          -----            ------           -------               -------
Net current liabilities........       (647)           328               981            (3,063)               (2,401)
                                   -------          -----            ------           -------               -------
Total assets less current
  liabilities..................      4,049          1,392               633            (1,072)                5,002
Creditors: amounts falling due
  after more than one year
  Borrowings(6)................       (623)          (846)               --               (13)(1)(b)         (1,482)
  Other creditors..............       (250)          (107)                9 (1)(c          15(1)(b)            (333)
  Provisions for liabilities
    and charges................       (128)           (11)               --                --                  (139)
  Minority interests...........         (7)            --                --                --                    (7)
                                   -------          -----            ------           -------               -------
Net assets.....................    L 3,041          L 428            L  642           L(1,070)              L 3,041
                                   =======          =====            ======           =======               =======
Capital and reserves
  Combined share capitals......    L   185          L  51            L   --           L   (51)(1)(b)        L   185
  Combined share premium
    accounts...................      1,621            255                --              (255)(1)(b)          1,621
  Combined reserves............      1,235            122               642              (764)(1)(b)          1,235
                                   -------          -----            ------           -------               -------
Combined shareholders' funds...    L 3,041          L 428            L  642           L(1,070)              L 3,041
                                   =======          =====            ======           =======               =======


                                   PRO FORMA       PRO FORMA      PRO FORMA
                                    SALE OF          AS OF          AS OF
                                   THE NOTES      DECEMBER 31,   DECEMBER 31,
                                 ADJUSTMENTS(2)       2000         2000(5)
                                 --------------   ------------   ------------
                                                (IN MILLIONS)
Fixed assets
  Goodwill and intangible
    assets.....................     L    --         L 6,776        $ 9,539
  Tangible fixed assets........          --             474            667
  Investments..................          --             153            216
                                    -------         -------        -------
                                         --           7,403         10,422
                                    -------         -------        -------
Current assets
  Assets held for resale.......          --              --
  Stocks.......................          --             480            676
  Debtors: amounts falling due
    within one year............          --           1,126          1,585
  Debtors: amounts falling due
    after more than one year...          --             224            315
  Current asset investments....          --             104            146
  Cash and short term
    investments(6).............          --             374            526
                                    -------         -------        -------
                                         --           2,308          3,248
                                    -------         -------        -------
Creditors: amounts falling due
  within one year
  Borrowings(6)................       1,026          (1,099)        (1,547)
  Trade creditors and other
    current liabilities........          --          (2,584)        (3,637)
                                    -------         -------        -------
                                      1,026          (3,683)        (5,184)
                                    -------         -------        -------
Net current liabilities........       1,026          (1,375)        (1,936)
                                    -------         -------        -------
Total assets less current
  liabilities..................       1,026           6,028          8,486
Creditors: amounts falling due
  after more than one year
  Borrowings(6)................     (1,026)          (2,508)        (3,530)
  Other creditors..............          --            (333)          (469)
  Provisions for liabilities
    and charges................          --            (139)          (196)
  Minority interests...........          --              (7)           (10)
                                    -------         -------        -------
Net assets.....................     L    --         L 3,041        $ 4,281
                                    =======         =======        =======
Capital and reserves
  Combined share capitals......     L    --         L   185        $   260
  Combined share premium
    accounts...................          --           1,621          2,282
  Combined reserves............          --           1,235          1,739
                                    -------         -------        -------
Combined shareholders' funds...     L    --         L 3,041        $ 4,281
                                    =======         =======        =======

    The notes to the unaudited pro forma combined financial information are an integral part of these statements.

   NOTES TO REED ELSEVIER UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. PRO FORMA ACQUISITION ADJUSTMENTS

     (a) The unaudited pro forma combined financial information has been prepared on the basis of our acquisition of the entire issued share capital of Harcourt and the on-sale to The Thomson Corporation of the Harcourt Higher Education business and the Corporate and Professional Services businesses other than educational and clinical testing.

     The total purchase price comprises aggregate cash consideration of $4,476 million (L3,003 million) based on:

     - the tender offer of $59.00 per share of common stock, or share equivalent;

     - the conversion of each share of Harcourt's Series A Stock into 1.31 shares of common stock;

     - the payment of an amount equal to the difference between $59.00 per share and the related exercise price in respect of all Harcourt common stock options which will vest on completion; and

     - $24 million (L16 million) of legal, tax, accounting, investment banking and other professional fees in connection with the acquisition.

     The consideration received for the on-sale to The Thomson Corporation was $2,060 million (L1,382 million), less associated taxes estimated at $489 million (L328 million).

     The effective purchase price for the Harcourt equity less the estimated post-tax proceeds from the on-sale to The Thomson Corporation and costs associated with the acquisition, amounts to $2,905 million (L1,949 million) in total.

     In order to fund the purchase price, a placing of new shares in Reed International and Elsevier was undertaken jointly in December 2000 and new committed credit facilities were obtained. The committed credit facilities include $6.5 billion (L4.4 billion) put in place in December 2000, subsequently cancelled down to $4.86 billion (L3.26 billion). The placing of new ordinary shares in the parent companies was completed on December 5, 2000. L1,240 million of the net proceeds of the placing has been applied to fund the acquisition of Harcourt in the unaudited pro forma combined financial information.

     The balance of the acquisition funding (L709 million; $1,056 million), excluding the refinancing of existing Harcourt debt, has been provided by short term borrowings off commercial paper programs.

     Commercial paper and other short term borrowings used to fund the acquisition will be refinanced through the sale of the Notes.

     For the purposes of the unaudited pro forma financial information, U.S. dollar amounts relating to the acquisition and on-sale transaction referred to above have been translated at $1.49 to L1.00 being the closing rate as of December 31, 2000.

     (b) The acquisition of the Harcourt businesses is accounted for using the acquisition method of accounting under U.K. and Dutch GAAP, which is similar to the purchase method of accounting under U.S. GAAP. The net assets acquired are incorporated in the pro forma combined financial information at their preliminary fair value to Reed Elsevier. Where the purchase price exceeds the fair value of the net tangible and intangible assets acquired, the excess is regarded as goodwill.

     A preliminary allocation of the purchase consideration has been performed for the purposes of the unaudited pro forma financial information based on initial appraisal estimates and other valuation studies which are in process and assumptions which we believe are reasonable based on the information currently available. The final allocation is subject to the completion of these studies and appraisals which is expected to take place within one year of the acquisition date. The effect of a L100 million increase in the goodwill would be to increase goodwill amortization expense by L2.5 million for the year ended December 31, 2000 (See Note 1(d) below). A summary of the allocation of the purchase consideration is shown below.

                                                              L MILLION
                                                              ---------
Total purchase consideration................................   L 3,003
  Less: preliminary fair value of net tangible and
  intangible assets acquired (see below)....................    (2,470)
                                                               -------
Goodwill....................................................   L   533
                                                               =======

     Preliminary fair value adjustments principally relate to acquired intangible assets, fixed asset investments, businesses held exclusively for resale, corporate liabilities assumed on acquisition, term debt acquired and deferred taxation. The book value of tangible fixed assets is assumed to approximate fair value.

                                                              L MILLION
                                                              ---------
Book value of net assets acquired...........................   L  428
  Preliminary fair value adjustments:
  Elimination of existing goodwill and intangible assets....     (589)
  Fair value of acquired intangible assets..................    2,116
  Fair value of businesses on-sold to The Thomson
     Corporation............................................      642
  Fair value of fixed asset investments.....................       35
  Fair value of acquired pension assets.....................       51
  Fair value of tax benefits on exercise of share options...       20
  Fair value of corporate liabilities assumed on
     acquisition............................................     (154)
  Fair value of term debt acquired..........................      (13)
  Deferred tax..............................................      (66)
                                                               ------
Preliminary fair value of net tangible and intangible assets
  acquired..................................................   L2,470
                                                               ======

     The corporate liabilities assumed on acquisition principally comprise liabilities in respect of change in control severance payments for Harcourt executives and transaction fees.

     Intangible assets principally comprise publishing rights, titles and imprints.

     (c) The pro forma financial information reflects the on-sale to The Thomson Corporation. The pro forma impact of removing the related results of operations for the year ended October 31, 2000 (L37 million loss) is reflected in the pro forma income statement. The carrying values of the trading assets and liabilities of the Harcourt Higher Education business and the Corporate and Professional Services businesses other than educational and clinical testing have been assigned a single fair value, representing the expected post-tax proceeds of L1,054 million, which is reflected in the pro forma combined balance sheet.

     (d) Eliminates historical Harcourt amortization of goodwill and intangible assets and replaces with amortization of goodwill and intangible assets arising on the acquisition of the retained Harcourt businesses. A preliminary review of the goodwill and intangible assets of the Harcourt businesses to be retained has indicated that an expected useful life of approximately 40 years would be appropriate for these assets. Accordingly, the maximum estimated useful life under Reed Elsevier's accounting policy of amortizing goodwill and intangible assets will be increased from 20 to 40 years. A 40 year amortization period has been assumed for the Harcourt assets in preparing the pro forma financial information.

     (e) Accrues interest expense on L709 million of pro forma incremental borrowings required to fund the acquisition of Harcourt after applying L1,240 million of the proceeds from the December 2000 equity issuance. The blended financing rate on incremental borrowings after taking account of interest rate hedges, but before taking account of the sale of the Notes (see Note 2 below), is expected to be approximately 6.5%. The effect of a one-eighth percent increase in interest rates would be to increase interest expense by L0.9 million for the year ended December 31, 2000.

     (f) Records the tax effects of the relevant pro forma adjustments arising from the acquisition of Harcourt at the statutory rate of 40%. The pro forma combined profit and loss account includes an allocation of tax on the profits of the businesses held solely for sale, tax on interest and the tax effects of other pro forma adjustments discussed above.

2. PRO FORMA NET PROCEEDS OF THE SALE OF THE NOTES

     The unaudited pro forma combined financial information includes the sale of $550,000,000 6.125% Notes due 2006, $550,000,000 6.750% Notes due 2011 and
E500,000,000 5.750% Notes due 2008. The net proceeds of approximately $1,528 million (L1,026 million translated at the closing rate on December 31, 2000 of $1.49 per L1.00) (after deducting underwriting discounts and transaction expenses) are assumed to be applied against outstanding short term borrowings. In estimating such net proceeds, the proceeds from the offering of the Euro Notes have been translated into U.S. dollars using the applicable currency swap rate of $0.88 per E1.00. It is estimated that, based on current market interest rates, the sale of the Notes will increase the blended financing rate on the debt component of the funding by 50 basis points and will give rise to an incremental L5 million interest charge on the debt component of the acquisition funding. (See Note 1(e) above).

3. RESTATEMENT OF HARCOURT'S HISTORICAL FINANCIAL INFORMATION TO U.K. AND DUTCH GAAP

  (a) Harcourt historical financial information

     (i) Harcourt Unaudited Consolidated Income Statement -- Year ended October 31, 2000

     The following unaudited consolidated income statement for the year ended October 31, 2000 is derived from Harcourt's audited consolidated income statement for the year then ended, adjusted to conform materially to Reed Elsevier's accounting policies under U.K. and Dutch GAAP.

                                                                                    U.K. AND       U.K. AND
                                                   U.S.                              DUTCH          DUTCH
                                                GAAP(3)(b)     ADJUSTMENTS(3)(c)      GAAP        GAAP(3)(d)
                                               -------------   -----------------   ----------   --------------
                                                                        (IN MILLIONS)
Turnover
  Including share of turnover of joint
     ventures................................     $ 2,408            $  --          $ 2,408         L1,648
  Less: share of turnover of joint
     ventures................................          --               --               --             --
                                                  -------            -----          -------         ------
                                                    2,408               --            2,408          1,648
Cost of sales................................        (778)              --             (778)          (532)
                                                  -------            -----          -------         ------
Gross profit.................................       1,630               --            1,630          1,116
Operating expenses:
  Before amortization and exceptional
     items...................................      (1,195)              --           (1,195)          (818)
  Amortization of goodwill and intangible
     assets..................................         (67)             (77)            (144)           (99)
  Exceptional items..........................          --              (15)             (15)           (10)
                                                  -------            -----          -------         ------
Operating profit (before joint ventures).....         368              (92)             276            189
Share of operating profit in joint
  ventures...................................          --               --               --             --
                                                  -------            -----          -------         ------
Operating profit including joint ventures....         368              (92)             276            189
Non operating exceptional items:
  Profit on sale of fixed asset
     investments.............................          23               --               23             16
                                                  -------            -----          -------         ------
Profit on ordinary activities before
  interest...................................         391              (92)             299            205
Net interest expense.........................        (102)              --             (102)           (70)
                                                  -------            -----          -------         ------
Profit on ordinary activities before
  taxation...................................         289              (92)             197            135
Tax on profit on ordinary activities.........        (107)               5             (102)           (70)
                                                  -------            -----          -------         ------
Profit on ordinary activities after
  taxation...................................         182              (87)              95             65
Minority interest and preference dividends...           1               --                1              1
                                                  -------            -----          -------         ------
Profit from continuing operations............     $   183            $ (87)         $    96         L   66
                                                  =======            =====          =======         ======

     Harcourt's historical financial information is presented on a continuing operations basis and excludes losses from discontinued operations of $103 million (L71 million) under U.S. GAAP.

     (ii) Harcourt Unaudited Consolidated Balance Sheet -- As of October, 31,
2000

     The following unaudited consolidated balance sheet as of October 31, 2000 is derived from Harcourt's audited consolidated balance sheet at that date, adjusted to conform materially to Reed Elsevier's accounting policies under U.K. and Dutch GAAP.

                                                                             U.K. AND        U.K. AND
                                                                              DUTCH           DUTCH
                                      U.S. GAAP(3)(b)   ADJUSTMENTS(3)(c)      GAAP         GAAP(3)(d)
                                      ---------------   -----------------   ----------   ----------------
                                                                 (IN MILLIONS)
Fixed assets
  Goodwill and intangible assets....      $ 1,402             $ (81)         $ 1,321          L  909
  Tangible assets...................          125                --              125              86
  Investments.......................          185               (85)             100              69
                                          -------             -----          -------          ------
                                            1,712              (166)           1,546           1,064
                                          -------             -----          -------          ------
Current assets
  Stocks............................          618                --              618             426
  Debtors: amounts falling due
     within one year................          588                31              619             426
  Debtors: amounts falling due after
     more than one year.............           35                --               35              24
  Cash and short term investments...           29                --               29              20
                                          -------             -----          -------          ------
                                            1,270                31            1,301             896
Creditors: amounts falling due
  within one year
  Borrowings........................          (18)               --              (18)            (12)
  Trade creditors and other current
     liabilities....................         (821)               13             (808)           (556)
                                          -------             -----          -------          ------
                                             (839)               13             (826)           (568)
                                          -------             -----          -------          ------
Net current assets..................          431                44              475             328
                                          -------             -----          -------          ------
Total assets less current
  liabilities.......................        2,143              (122)           2,021           1,392
Creditors: amounts falling due after
  more than one year
  Borrowings........................       (1,228)               --           (1,228)           (846)
  Other creditors...................         (155)               --             (155)           (107)
Provisions for liabilities and
  charges...........................          (16)               --              (16)            (11)
Minority interests..................           --                --               --              --
                                          -------             -----          -------          ------
Net assets..........................      $   744             $(122)         $   622          L  428
                                          =======             =====          =======          ======
Capital and reserves
  Share capital.....................      $    74             $  --          $    74          L   51
  Paid in capital...................          370                --              370             255
  Reserves..........................          300              (122)             178             122
                                          -------             -----          -------          ------
Consolidated shareholders' funds....      $   744             $(122)         $   622          L  428
                                          =======             =====          =======          ======

  (b) Reclassification of Harcourt's historical financial statements

     Reclassifications have been made to Harcourt's historical financial information presented under U.S. GAAP to conform to Reed Elsevier's presentation under U.K. and Dutch GAAP.

     The principal income statement reclassifications relate to the presentation of investment and other income as part of exceptional profit on sale of fixed asset investments.

     The principal balance sheet reclassifications relate to:

     - reclassification of pre-publication costs from other assets to inventory;

     - reclassification of other deferred charges and non-current assets to the relevant U.K. and Dutch GAAP headings including borrowings, investments and debtors: amounts falling due after more than one year; and

     - reclassification of accumulated other comprehensive income to retained reserves.

  (c) Adjustments to historical Harcourt financial statements

     The historical Harcourt financial statements are prepared in accordance with U.S. GAAP. The significant adjustments in restating the historical consolidated financial statements of Harcourt to conform materially with Reed Elsevier accounting policies under U.K. and Dutch GAAP are described below.

     (i) Goodwill and other intangible assets

     Under U.S. GAAP, the useful life for capitalized acquired goodwill and intangible assets should not exceed 40 years. As described in Note 1(d) above, under U.K. and Dutch GAAP as applied for the fiscal years ended December 31, 2000, Reed Elsevier amortized acquired goodwill and intangible assets over their estimated useful lives up to a maximum period of 20 years. An adjustment has been made to reflect the impact of differences in acquisition accounting (including the capitalization of acquired in-process research and development costs) under U.K. and Dutch GAAP and, with respect to the Harcourt Higher Education business and Corporate and Professional Services businesses, to conform estimated useful lives.

     (ii) Acquisition accounting

     Under U.S. GAAP, certain severance costs may be provided as part of purchase accounting adjustments on acquisition. An adjustment is required under U.K. and Dutch GAAP, so that such costs in relation to acquisitions are expensed as incurred. Due to their size and incidence, under U.K. and Dutch GAAP those costs are disclosed as exceptional items charged to operating profit.

     (iii) Exceptional items

     Exceptional items are material items within ordinary activities which under U.K. and Dutch GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

     (iv) Deferred taxation

     Under U.K. and Dutch GAAP, Reed Elsevier provides in full for timing differences using the liability method. Under U.S. GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance on deferred tax assets where applicable, in accordance with Statement of Financial Accounting Standards ("SFAS") 109, Accounting for Income Taxes.

     (v) Investments

     Under U.K. and Dutch GAAP, quoted investments held as fixed asset investments are carried at the lower of cost or recoverable amount. Under U.S. GAAP, available-for-sale investments are carried at market value with the unrealized gain or loss from historical cost excluded from earnings and reported in other comprehensive income and included as a separate line item in share capital and reserves. An adjustment is required to restate available-for-sale investments to the lower of cost or recoverable amount.

  (d) Translation of Harcourt's financial statements

     Harcourt presents its financial statements in U.S. dollars. The results of Harcourt, adjusted to conform materially to Reed Elsevier's accounting policies under U.K. and Dutch GAAP, have been translated into pounds sterling at the average rate of $1.4609 to L1.00 for the year ended October 31, 2000.

     The Harcourt balance sheet as of October 31, 2000 in U.S. dollars, adjusted to conform materially to Reed Elsevier's accounting policies under U.K. and Dutch GAAP, has been translated into pounds sterling at $1.4521 to L1.00 being the closing rate as of October 31, 2000.

     These translations should not be taken as assurances that the pounds sterling amounts currently represent U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate, at any time.

4. RECONCILIATION OF UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION FROM U.K. AND DUTCH GAAP TO U.S. GAAP

     The unaudited pro forma combined financial statements are prepared in accordance with U.K. and Dutch GAAP, which differ in certain significant respects from U.S. GAAP. The differences which are material to restating the unaudited pro forma net income and pro forma combined shareholders' funds to U.S. GAAP are presented in the tables below. Certain of these differences are described in Note 3(c) above. In addition, further differences in respect of goodwill and intangible assets, deferred taxation, pensions and ordinary dividends are described below.

     A more complete explanation of accounting policies used by Reed Elsevier and the differences between U.K. and Dutch GAAP and U.S. GAAP is set out in Note 30 to the combined financial statements of Reed Elsevier.

     (a) Goodwill and intangible assets

     In the 1998 fiscal year Reed Elsevier adopted the new U.K. accounting standard Financial Reporting Standard ("FRS") 10: Goodwill and Intangible Assets, and accordingly changed its accounting policy for goodwill and intangible assets. Under this policy, for the fiscal years ended December 31, 1998 to December 31, 2000, goodwill and intangible assets were being amortized through the profit and loss account over their estimated useful lives, up to a maximum of 20 years. In view of this and the determination of appropriate prudent asset lives, the remaining asset lives for U.S. GAAP purposes were reviewed and determined consistently with those adopted for the new U.K. and Dutch GAAP treatment. This re-evaluation of asset lives under U.S. GAAP increased the periodic amortization charge for fiscal years since December 31, 1998, as the unamortized value of certain assets, which were previously amortized over periods up to 40 years, were amortized over shorter periods.

     As explained in Note 1(d) above, the goodwill and intangible assets arising on the acquisition of the retained Harcourt businesses have been assumed to have a useful life of 40 years under U.K. and Dutch GAAP.

     Under the new U.S. accounting standard SFAS 142 Goodwill and other Intangible Assets, no amortization has been charged on goodwill arising on the acquisition of the retained Harcourt businesses for the purpose of the unaudited pro forma financial information, whereas, under U.S. GAAP, intangible assets acquired have been amortized over a 40 year period.

     (b) Deferred Taxation

     Under the U.S. accounting standard SFAS 109 Accounting for Income Taxes, deferred tax liabilities or assets are recognized on business combinations for differences arising between the fair value and related tax values of acquired assets and liabilities. The most significant deferred tax liability arises on acquired intangible assets for which amortization is not tax deductible. Under the timing difference approach applied under U.K. and Dutch GAAP, no such liability would be recognized.

     (c) Pensions

     Reed Elsevier accounts for pension costs under the rules set out in Statement of Standard Accounting Practice ("SSAP") 24 Accounting for Pension Costs. Its objectives and principles are broadly in line with those set out in the U.S. accounting standard for pensions, SFAS 87, Employers' Accounting for Pensions.

However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

     Under U.S. GAAP, pension plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds. Under U.K. GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets.

     (d) Ordinary dividends

     Under U.K. and Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, dividends would not be provided for until they are formally declared by the directors.

     (e) Adjusted earnings

     Adjusted earnings measures are presented as permitted by U.K. and Dutch GAAP as an additional performance measure. U.S. GAAP does not permit the presentation of alternative earnings measures.

   EFFECTS ON UNAUDITED PRO FORMA NET INCOME OF MATERIAL DIFFERENCES BETWEEN
                       U.K. AND DUTCH GAAP AND U.S. GAAP

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2000
                                                              -------------
                                                              (IN MILLIONS)
Pro forma net income under U.K. and Dutch GAAP from
  continuing operations.....................................      L 50
U.S. GAAP adjustments:
  Amortization of goodwill and other intangibles............       (65)
  Deferred taxation.........................................        85
  Pensions..................................................        22
  Other items...............................................        (2)
                                                                  ----
Pro forma net income under U.S. GAAP from continuing
  operations................................................      L 90
                                                                  ====

    EFFECTS ON UNAUDITED PRO FORMA COMBINED SHAREHOLDERS' FUNDS OF MATERIAL
                              DIFFERENCES BETWEEN
                       U.K. AND DUTCH GAAP AND U.S. GAAP

                                                                  AS OF
                                                              DECEMBER 31,
                                                                  2000
                                                              -------------
                                                              (IN MILLIONS)
Pro forma combined shareholders' funds under U.K. and Dutch
  GAAP......................................................     L 3,041
U.S. GAAP adjustments:
  Goodwill and other intangibles............................       1,450
  Deferred taxation.........................................      (1,049)
  Pensions..................................................          86
  Other items...............................................           2
  Ordinary dividends not declared in the period.............         187
                                                                 -------
Pro forma combined shareholders' funds under U.S. GAAP......     L 3,717
                                                                 =======

5. CONVENIENCE TRANSLATIONS

     For the convenience of the reader, pounds sterling and pence amounts for the year ended December 31, 2000 have been translated into U.S. dollars using the noon buying rate on June 29, 2001 of $1.4077 per L1.00.

6. NET DEBT

     Pro forma net debt as of December 31, 2000 is defined as external borrowings less cash and short term investments and is presented after application of the post tax proceeds from the on-sale to The Thomson Corporation of L1,054 million ($1,571 million) to reduce borrowings.

                                                                    CASH AND
                                                                      SHORT
                                                                      TERM
                                                     BORROWINGS    INVESTMENTS    NET DEBT
                                                     ----------    -----------    --------
                                                                 (IN MILLIONS)
Reed Elsevier......................................   L(2,027)       L 1,594      L  (433)
Harcourt...........................................      (858)            20         (838)
                                                      -------        -------      -------
                                                       (2,885)         1,614       (1,271)
Pro forma effective purchase price(1)(a)...........      (709)        (1,240)      (1,949)
Adjustment to fair value of term debt
  acquired(1)(b)...................................       (13)            --          (13)
                                                      -------        -------      -------
Pro forma net debt.................................   L(3,607)       L   374      L(3,233)
                                                      =======        =======      =======

   REED INTERNATIONAL UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

INTRODUCTORY NOTE

     The following unaudited pro forma consolidated financial information gives pro forma effect to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes. The unaudited pro forma consolidated financial information has been prepared from, and should be read in conjunction with, the respective historical financial information and the related notes of Reed International, Reed Elsevier and Harcourt.

     The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of Reed International would have been if the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes had actually occurred on the dates assumed, nor is it necessarily indicative of Reed International's future operating results or consolidated financial position.

     The unaudited pro forma consolidated financial information has been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. Note 3 below contains a summary of the principal differences between U.K. GAAP and U.S. GAAP relevant to Reed International. A reconciliation of unaudited pro forma net consolidated income, pro forma earnings per share and pro forma consolidated shareholders' equity to U.S. GAAP is included in Note 4 below.

     Reed International accounts for its shareholders' 52.9% economic interest in Reed Elsevier under the gross equity method. In the pro forma consolidated financial information the results of operations and financial position of Reed International have been adjusted to reflect its share of the pro forma adjustments relating to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes.

     Reed International's pro forma financial information is presented in pounds sterling and is also expressed in U.S. dollars, the latter being presented solely for convenience and translated at the noon buying rate on June 29, 2001 of $1.4077 to L1.00.

      REED INTERNATIONAL UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                          YEAR ENDED DECEMBER 31, 2000

     The following pro forma consolidated income statement for the year ended December 31, 2000 is derived from Reed International's audited consolidated profit and loss account for the year then ended, after giving effect to the pro forma adjustments relating to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes. These adjustments have been determined as if the acquisition of Harcourt, the on-sale to The Thomson Corporation, the issuance of equity to fund the transaction and the sale of the Notes took place simultaneously on January 1, 2000, the first day of the financial period presented in the unaudited pro forma financial information. The table below has been prepared in accordance with U.K. GAAP. A summary of the principal differences between U.K. GAAP and U.S. GAAP is presented in Note 3 below and a reconciliation to U.S. GAAP is presented in Note 4 below.

                                    REED
                                INTERNATIONAL                     PRO FORMA       PRO FORMA       PRO FORMA      PRO FORMA
                                 YEAR ENDED       PRO FORMA       YEAR ENDED     SALE OF THE      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     ACQUISITION     DECEMBER 31,       NOTES        DECEMBER 31,   DECEMBER 31,
                                    2000        ADJUSTMENTS(1)       2000       ADJUSTMENTS(2)       2000         2000(6)
                                -------------   --------------   ------------   --------------   ------------   ------------
                                                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Turnover
  Share of turnover of joint
    ventures..................     L 1,994         L   607         L 2,601         L    --         L  2,601       $ 3,661
  Less: share of turnover of
    joint ventures............      (1,994)           (607)         (2,601)             --           (2,601)       (3,661)
                                   -------         -------         -------         -------         --------       -------
                                        --              --              --              --               --            --
Administrative expenses.......          (1)             --              (1)             --               (1)           (1)
                                   -------         -------         -------         -------         --------       -------
Operating loss before joint
  ventures....................          (1)             --              (1)             --               (1)           (1)
                                   -------         -------         -------         -------         --------       -------
Share of operating profit of
  joint ventures:
  Before amortization and
    exceptional items.........         414             135             549              --              549           772
  Amortization of goodwill and
    intangible assets.........        (248)            (35)           (283)             --             (283)         (398)
  Exceptional items...........         (60)             (6)            (66)             --              (66)          (93)
                                   -------         -------         -------         -------         --------       -------
                                       106              94             200              --              200           281
                                   -------         -------         -------         -------         --------       -------
Operating profit including
  joint ventures..............         105              94             199              --              199           280
Share of non operating
  exceptional items of joint
  ventures....................          45               3              48              --               48            68
Net interest including share
  of net interest of joint
  ventures....................         (54)            (60)           (114)             (3)            (117)         (165)
                                   -------         -------         -------         -------         --------       -------
Profit on ordinary activities
  before taxation.............          96              37             133              (3)             130           183
Tax on profit on ordinary
  activities..................         (85)            (26)           (111)              1             (110)         (155)
                                   -------         -------         -------         -------         --------       -------
Profit attributable to
  ordinary shareholders.......          11              11              22              (2)              20            28
                                   -------         -------         -------         -------         --------       -------
Basic earnings per share......         1.0p            0.7p            1.7p           (0.1)p            1.6p            2c
                                   =======         =======         =======         =======         ========       =======
Diluted earnings per share....         1.0p            0.7p            1.7p           (0.1)p            1.6p            2c
                                   =======         =======         =======         =======         ========       =======
Adjusted earnings per
  share(1)(5).................        23.3p            1.8p           25.1p           (0.1)p           25.0p           35c
                                   =======         =======         =======         =======         ========       =======
Average shares outstanding-
  basic/adjusted(1)...........     1,156.4           103.6         1,260.0              --          1,260.0       1,260.0
                                   =======         =======         =======         =======         ========       =======
Average shares outstanding-
  diluted(1)..................     1,161.2           103.6         1,264.8              --          1,264.8       1,264.8
                                   =======         =======         =======         =======         ========       =======

  The notes to the unaudited pro forma consolidated financial information are an integral part of these statements.

       REED INTERNATIONAL UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 2000

     The following pro forma consolidated balance sheet as of December 31, 2000 is derived from Reed International's audited consolidated balance sheet, after giving pro forma effect to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes. These adjustments have been determined as if the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes took place simultaneously on December 31, 2000. The table below has been prepared in accordance with U.K. GAAP. A summary of the principal differences between U.K. GAAP and U.S. GAAP is presented in
Note 3 below and a reconciliation to U.S. GAAP is presented in Note 4 below.

                                REED
                            INTERNATIONAL                     PRO FORMA       PRO FORMA       PRO FORMA      PRO FORMA
                                AS OF         PRO FORMA         AS OF        SALE OF THE        AS OF          AS OF
                            DECEMBER 31,     ACQUISITION     DECEMBER 31,       NOTES        DECEMBER 31,   DECEMBER 31,
                                2000        ADJUSTMENTS(1)       2000       ADJUSTMENTS(2)       2000         2000(6)
                            -------------   --------------   ------------   --------------   ------------   ------------
                                                                   (IN MILLIONS)
Fixed assets
  Investments in joint
     ventures:............
  Share of gross assets...     L3,534          L 1,209         L 4,743           L--           L 4,743        $ 6,677
  Share of gross
     liabilities..........     (2,733)          (1,209)         (3,942)           --            (3,942)        (5,549)
                               ------          -------         -------           ---           -------        -------
  Share of net assets.....        801               --             801            --               801          1,128
                               ------          -------         -------           ---           -------        -------
Current assets:
  Debtors.................        513               --             513            --               513            722
  Short term
     investments..........        431               --             431            --               431            607
Creditors: amounts falling
  due within one year.....       (100)              --            (100)           --              (100)          (141)
                               ------          -------         -------           ---           -------        -------
Net current assets........        844               --             844            --               844          1,188
                               ------          -------         -------           ---           -------        -------
Total assets less current
  liabilities.............      1,645               --           1,645            --             1,645          2,316
Creditors: amounts falling
  due after more than one
  year....................        (36)              --             (36)           --               (36)           (51)
                               ------          -------         -------           ---           -------        -------
Net assets................     L1,609          L    --         L 1,609           L--           L 1,609        $ 2,265
                               ======          =======         =======           ===           =======        =======
Capital and reserves
  Share capital...........     L  158          L    --         L   158           L--           L   158        $   222
  Share premium account...        926               --             926            --               926          1,304
  Capital redemption
     reserve..............          4               --               4            --                 4              6
  Profit and loss
     account..............        521               --             521            --               521            733
                               ------          -------         -------           ---           -------        -------
Consolidated shareholders'
  funds...................     L1,609          L    --         L 1,609           L--           L 1,609        $ 2,265
                               ======          =======         =======           ===           =======        =======

  The notes to the unaudited pro forma consolidated financial information are an integral part of these statements.

     NOTES TO REED INTERNATIONAL UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                                  INFORMATION

1. PRO FORMA ACQUISITION ADJUSTMENTS

     The pro forma effect on Reed Elsevier from the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes is described in the Reed Elsevier Unaudited Pro Forma Combined Financial Information. Reed International accounts for its shareholders' 52.9% economic interest in Reed Elsevier under the gross equity method. The results of operations and the financial position of Reed International have been adjusted to reflect its share of the pro forma acquisition adjustments disclosed in the Reed Elsevier Unaudited Pro Forma Combined Financial Information.

     The Reed Elsevier Unaudited Pro Forma Combined Financial Information records the acquisition of the Harcourt businesses using the acquisition method of accounting under U.K. and Dutch GAAP, which is similar in effect to the purchase method of accounting under U.S. GAAP, the excess of the fair value of the consideration over the fair value of the net assets acquired being allocated to goodwill.

     Pro forma earnings per share have been calculated as if the joint equity placing used in part to fund the acquisition of Harcourt had taken place on January 1, 2000.

2. PRO FORMA PROCEEDS OF THE SALE OF THE NOTES

     The pro forma effect of the sale of the Notes on Reed Elsevier is described in the Reed Elsevier Unaudited Pro Forma Combined Financial Information. The Reed International Unaudited Pro Forma Consolidated Income Statement and Unaudited Pro Forma Consolidated Balance Sheet reflect its share of the pro forma effect of the sale of the Notes.

3. SUMMARY OF DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

     The unaudited pro forma consolidated financial statements are prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. The differences which are material to reconciling the Reed International unaudited pro forma net income and pro forma consolidated shareholders' equity to U.S. GAAP are summarized below and the reconciliations are presented in Note 4 below.

  (a) Impact of U.S. GAAP adjustments to pro forma combined financial statements

     Reed International accounts for its shareholders' 52.9% economic interest in Reed Elsevier, before the effect of tax credit equalization, by the gross equity method in conformity with U.K. GAAP, which is similar to the equity method used under U.S. GAAP. Using the equity method to present its net income and shareholders' funds under U.S. GAAP, Reed International reflects its shareholders' 52.9% share of the effects of differences between U.K. and Dutch GAAP and U.S. GAAP relating to Reed Elsevier and the effect on tax credit equalization of recognizing dividends, under U.S. GAAP, only if declared in the period, as a single reconciling item. The most significant differences relate to U.S. GAAP requirements in respect of the capitalization and amortization of goodwill and other intangibles, deferred taxes and pensions. See Note 4 to the Reed Elsevier Unaudited Pro Forma Combined Financial Information.

  (b) Exceptional items

     Exceptional items are material items within Reed International's ordinary activities which under U.K. GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

  (c) Ordinary dividends

     Under U.K. GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

4. RECONCILIATION OF UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION FROM U.K. GAAP TO U.S. GAAP

     The tables below set forth the principal differences between the unaudited pro forma consolidated financial information on a U.K. GAAP basis and on a U.S. GAAP basis.

            EFFECTS ON PRO FORMA NET INCOME OF MATERIAL DIFFERENCES
                        BETWEEN U.K. GAAP AND U.S. GAAP:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2000
                                                              --------------
                                                              (IN MILLIONS,
                                                                EXCEPT PER
                                                              SHARE AMOUNTS)
Pro forma net income under U.K. GAAP........................       L20
U.S. GAAP adjustments:
  Impact of U.S. GAAP adjustments to pro forma combined
     financial statements...................................        23
                                                                   ---
Pro forma net income under U.S. GAAP........................       L43
                                                                   ===
Pro forma basic earnings per ordinary share under U.S.
  GAAP......................................................       3.4p
                                                                   ===
Pro forma diluted earnings per ordinary share under U.S.
  GAAP......................................................       3.4p
                                                                   ===

        EFFECTS ON PRO FORMA SHAREHOLDERS' FUNDS OF MATERIAL DIFFERENCES
                        BETWEEN U.K. GAAP AND U.S. GAAP:

                                                                  AS OF
                                                              DECEMBER 31,
                                                                  2000
                                                              -------------
                                                              (IN MILLIONS)
Pro forma shareholders' funds under U.K. GAAP...............     L1,609
U.S. GAAP adjustments:
  Impact of U.S. GAAP adjustments to pro forma combined
     financial statements...................................        269
  Ordinary dividends not declared in the period.............         88
                                                                 ------
Pro forma shareholders' funds under U.S. GAAP...............     L1,966
                                                                 ======

5. ADJUSTED EARNINGS PER SHARE

     Adjusted earnings per share is defined as basic earnings per share before amortization of goodwill and intangible assets and exceptional items. A reconciliation from basic to adjusted earnings per share is shown below.

                                                                PER SHARE
                                                                 AMOUNTS
                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2000
                                                              --------------
                                                              PENCE    CENTS
                                                              -----    -----
Basic earnings per share....................................   1.6p      2c
Effect of tax credit equalization...........................   0.5p      1c
Amortization of goodwill and intangible assets..............  22.4p     31c
Exceptional items...........................................   0.5p      1c
                                                              ----      ---
Adjusted earnings per share.................................  25.0p     35c
                                                              ====      ===

6. CONVENIENCE TRANSLATIONS

     For the convenience of the reader, pounds sterling and pence amounts for the year ended December 31, 2000 have been translated into U.S. dollars using the noon buying rate on June 29, 2001 of $1.4077 per L1.00.

               ELSEVIER UNAUDITED PRO FORMA FINANCIAL INFORMATION

INTRODUCTORY NOTE

     The following unaudited pro forma financial information gives pro forma effect to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes. The unaudited pro forma financial information has been prepared from, and should be read in conjunction with the respective historical financial information and the related notes of Elsevier, Reed Elsevier and Harcourt.

     The unaudited pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of Elsevier would have been if the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes had actually occurred on the dates assumed, nor is it necessarily indicative of Elsevier's future operating results or financial position.

     The unaudited pro forma financial information has been prepared in accordance with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. Note 3 below contains a summary of the principal differences between Dutch GAAP and U.S. GAAP relevant to Elsevier. A reconciliation of unaudited pro forma net income, pro forma earnings per share and pro forma shareholders' equity to U.S. GAAP is included in Note 4 below.

     Elsevier accounts for its shareholders' 50% economic interest in Reed Elsevier under the gross equity method. In the pro forma financial information the results of operations and financial position of Elsevier have been adjusted to reflect its share of the pro forma adjustments relating to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes.

     Elsevier's pro forma financial information is presented in euros and is also expressed in U.S. dollars, the latter being presented solely for convenience and translated at the noon buying rate on June 29, 2001 of $0.8474 to E1.00.

                 ELSEVIER UNAUDITED PRO FORMA INCOME STATEMENT

                          YEAR ENDED DECEMBER 31, 2000

     The following pro forma income statement for the year ended December 31, 2000 is derived from Elsevier's audited profit and loss account for the year then ended, after giving effect to the pro forma adjustments relating to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes. These adjustments have been determined as if the acquisition of Harcourt, the on-sale to The Thomson Corporation, the issuance of equity to fund the transaction and the sale of the Notes took place simultaneously on January 1, 2000, the first day of the financial period presented in the unaudited pro forma financial information. The table below has been prepared in accordance with Dutch GAAP. A summary of the principal differences between Dutch GAAP and U.S. GAAP is presented in Note 3 below and a reconciliation to U.S. GAAP is presented in Note 4 below.

                                   ELSEVIER                       PRO FORMA       PRO FORMA       PRO FORMA      PRO FORMA
                                  YEAR ENDED      PRO FORMA       YEAR ENDED     SALE OF THE      YEAR ENDED     YEAR ENDED
                                 DECEMBER 31,    ACQUISITION     DECEMBER 31,       NOTES        DECEMBER 31,   DECEMBER 31,
                                     2000       ADJUSTMENTS(1)       2000       ADJUSTMENTS(2)       2000         2000(6)
                                 ------------   --------------   ------------   --------------   ------------   ------------
                                                           (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Turnover
  Share of turnover of joint
    ventures...................    E 3,091          E  940         E 4,031         E    --         E 4,031        $ 3,416
  Less: share of turnover of
    joint ventures.............     (3,091)           (940)         (4,031)             --          (4,031)        (3,416)
                                   -------          ------         -------         -------         -------        -------
                                        --              --              --              --              --             --
Administrative expenses........         (3)             --              (3)             --              (3)            (3)
                                   -------          ------         -------         -------         -------        -------
Operating loss before joint
  ventures.....................         (3)             --              (3)             --              (3)            (3)
                                   -------          ------         -------         -------         -------        -------
Share of operating profit of
  joint ventures:
  Before amortization and
    exceptional items..........        654             208             862              --             862            730
  Amortization of goodwill and
    intangible assets..........       (384)            (54)           (438)             --            (438)          (371)
  Exceptional items............        (95)             (8)           (103)             --            (103)           (87)
                                   -------          ------         -------         -------         -------        -------
                                       175             146             321              --             321            272
                                   -------          ------         -------         -------         -------        -------
Operating profit including
  joint ventures...............        172             146             318              --             318            269
Share of non operating
  exceptional items of joint
  ventures.....................         70               5              75              --              75             64
Net interest (including share
  of net interest of joint
  ventures)....................        (85)            (94)           (179)             (4)           (183)          (155)
                                   -------          ------         -------         -------         -------        -------
Profit on ordinary activities
  before taxation..............        157              57             214              (4)            210            178
Tax on profit on ordinary
  activities...................       (130)            (40)           (170)              1            (169)          (143)
                                   -------          ------         -------         -------         -------        -------
Profit attributable to ordinary
  shareholders.................         27              17              44              (3)             41             35
                                   -------          ------         -------         -------         -------        -------
Basic earnings per share.......    E  0.04          E 0.01         E  0.05         E    --         E  0.05              4c
                                   =======          ======         =======         =======         =======        =======
Diluted earnings per share.....    E  0.03          E 0.01         E  0.04         E    --         E  0.04              3c
                                   =======          ======         =======         =======         =======        =======
Adjusted earnings per
  share(1)(5)..................    E  0.59          E 0.04         E  0.63         E    --         E  0.63             53c
                                   =======          ======         =======         =======         =======        =======
Average shares outstanding-
  basic/adjusted(1)............      714.4            60.8           775.2              --           775.2          775.2
                                   =======          ======         =======         =======         =======        =======
Average shares
  outstanding-diluted(1).......      716.4            60.8           777.2              --           777.2          777.2
                                   =======          ======         =======         =======         =======        =======

         The notes to the unaudited pro forma financial information are an integral part of these statements.

                   ELSEVIER UNAUDITED PRO FORMA BALANCE SHEET

                            AS OF DECEMBER 31, 2000

     The following pro forma balance sheet as of December 31, 2000 is derived from Elsevier's audited balance sheet, after giving pro forma effect to the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes. These adjustments have been determined as if the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes took place simultaneously on December 31, 2000. The table below has been prepared in accordance with Dutch GAAP. A summary of the principal differences between Dutch GAAP and U.S. GAAP is presented in Note 3 below and a reconciliation to U.S. GAAP is presented in Note 4 below.

                               ELSEVIER                       PRO FORMA       PRO FORMA       PRO FORMA      PRO FORMA
                                AS OF         PRO FORMA         AS OF          SALE OF          AS OF          AS OF
                             DECEMBER 31,    ACQUISITION     DECEMBER 31,     THE NOTES      DECEMBER 31,   DECEMBER 31,
                                 2000       ADJUSTMENTS(1)       2000       ADJUSTMENTS(2)       2000         2000(6)
                             ------------   --------------   ------------   --------------   ------------   ------------
                                                                    (IN MILLIONS)
Fixed assets
Investments in joint
  ventures:
  Share of gross assets....    E 5,010         E 1,839         E 6,849           E--           E 6,849        $ 5,804
  Share of gross
    liabilities............     (3,336)         (1,839)         (5,175)           --            (5,175)        (4,386)
                               -------         -------         -------           ---           -------        -------
Share of net assets........      1,674              --           1,674            --             1,674          1,418
                               -------         -------         -------           ---           -------        -------
Current assets
Debtors....................          5              --               5            --                 5              4
Short term investments.....        971              --             971            --               971            823
                               -------         -------         -------           ---           -------        -------
                                   976              --             976            --               976            827
Creditors: amounts falling
  due within one year......       (154)             --            (154)           --              (154)          (130)
                               -------         -------         -------           ---           -------        -------
Net current assets.........        822              --             822            --               822            697
                               -------         -------         -------           ---           -------        -------
Total assets less current
  liabilities..............      2,496              --           2,496            --             2,496          2,115
Creditors: amounts falling
  due after more than one
  year.....................         (6)             --              (6)           --                (6)            (5)
Provisions.................        (42)             --             (42)           --               (42)           (36)
                               -------         -------         -------           ---           -------        -------
Net assets.................    E 2,448         E    --         E 2,448           E--           E 2,448        $ 2,074
                               =======         =======         =======           ===           =======        =======
Capital and reserves
Share capital..............    E    47         E    --         E    47           E--           E    47        $    40
Paid in surplus............      1,328              --           1,328            --             1,328          1,125
Profit and loss account....      1,073              --           1,073            --             1,073            909
                               -------         -------         -------           ---           -------        -------
Combined shareholders'
  funds....................    E 2,448         E    --         E 2,448           E--           E 2,448        $ 2,074
                               =======         =======         =======           ===           =======        =======

         The notes to the unaudited pro forma financial information are an integral part of these statements.

          NOTES TO ELSEVIER UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. PRO FORMA ACQUISITION ADJUSTMENTS

     The pro forma effect on Reed Elsevier from the acquisition of Harcourt, the on-sale to The Thomson Corporation and the sale of the Notes is described in the Reed Elsevier Unaudited Pro Forma Combined Financial Information. Elsevier accounts for its shareholders' 50% economic interest in Reed Elsevier under the gross equity method. The results of operations and the financial position of Elsevier have been adjusted to reflect its share of the pro forma acquisition adjustments disclosed in the Reed Elsevier Unaudited Pro Forma Combined Financial Information.

     The Reed Elsevier Unaudited Pro Forma Combined Financial Information records the acquisition of the Harcourt businesses using the acquisition method of accounting under U.K. and Dutch GAAP, which is similar in effect to the purchase method of accounting under U.S. GAAP, the excess of the fair value of the consideration over the fair value of the net assets acquired being allocated to goodwill.

     Pro forma earnings per share have been calculated as if the joint equity placing used in part to fund the acquisition of Harcourt had taken place on January 1, 2000.

2. PRO FORMA PROCEEDS OF THE SALE OF THE NOTES

     The pro forma effect of the sale of the Notes on Reed Elsevier is described in the Reed Elsevier Unaudited Pro Forma Combined Financial Information. The Elsevier Unaudited Pro Forma Income Statement and Unaudited Pro Forma Balance Sheet reflect its share of the pro forma effect of the sale of the Notes.

3. SUMMARY OF DIFFERENCES BETWEEN DUTCH GAAP AND U.S. GAAP

     The pro forma financial statements are prepared in accordance with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. The differences which are material to reconciling Elsevier's unaudited pro forma net income and pro forma shareholders' equity to U.S. GAAP are summarized below; the reconciliation is presented in Note 4.

  (a) Impact of U.S. GAAP adjustments to pro forma combined financial statements

     Elsevier accounts for its shareholders' 50% economic interest in Reed Elsevier, before the effect of tax credit equalization, by the gross equity method in conformity with Dutch GAAP which is similar to the equity method used under U.S. GAAP. Using the equity method to present its net income and shareholders' funds under U.S. GAAP, Elsevier reflects its shareholders' 50% share of the effects of differences between Dutch GAAP and U.S. GAAP relating to Reed Elsevier and the effect on tax credit equalization of recognizing dividends, under U.S. GAAP, only if declared in the period, as a single reconciling item. The most significant differences relate to U.S. GAAP requirements in respect of the capitalization and amortization of goodwill and other intangibles, and of deferred taxes and pensions. See Note 4 to the Reed Elsevier Unaudited Pro Forma Combined Financial Information.

  (b) Exceptional items

     Exceptional items are material items within Elsevier's ordinary activities which under Dutch GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

  (c) Ordinary dividends

     Under Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

4. RECONCILIATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION FROM DUTCH GAAP TO U.S. GAAP

     The tables below set forth the principal differences between the unaudited pro forma financial information on a Dutch GAAP basis and on a U.S. GAAP basis.

        EFFECTS ON PRO FORMA NET INCOME OF MATERIAL DIFFERENCES BETWEEN
                           DUTCH GAAP AND U.S. GAAP:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2000
                                                              --------------
                                                              (IN MILLIONS,
                                                                EXCEPT PER
                                                              SHARE AMOUNTS)
Pro forma net income under Dutch GAAP.......................      E  41
U.S. GAAP adjustments:
Impact of U.S. GAAP adjustments to pro forma combined
  financial statements......................................         41
                                                                  -----
Pro forma net income under U.S. GAAP........................      E  82
                                                                  =====
Pro forma basic earnings per ordinary share under U.S.
  GAAP......................................................      E0.11
Pro forma diluted earnings per ordinary share under U.S.
  GAAP......................................................      E0.11

    EFFECTS ON PRO FORMA SHAREHOLDERS' FUNDS OF MATERIAL DIFFERENCES BETWEEN
                            DUTCH GAAP AND US GAAP:

                                                                  AS OF
                                                              DECEMBER 31,
                                                                  2000
                                                              -------------
                                                              (IN MILLIONS)
Pro forma shareholders' funds under Dutch GAAP..............     E2,448
U.S. GAAP adjustments:
Impact of U.S. GAAP adjustments to pro forma combined
  financial statements......................................        404
Ordinary dividends not declared in the period...............        140
                                                                 ------
Pro forma shareholders' funds under U.S. GAAP...............     E2,992
                                                                 ======

5. ADJUSTED EARNINGS PER SHARE

     Adjusted earnings per share is defined as basic earnings per share before amortization of goodwill and intangible assets and exceptional items. A reconciliation from basic to adjusted earnings per share is shown below.

                                                              PER SHARE AMOUNTS
                                                                  YEAR ENDED
                                                              DECEMBER 31, 2000
                                                              ------------------
                                                               EURO       CENTS
                                                              ------      ------
Basic earnings per share....................................  E0.04          3c
Amortization of goodwill and intangible assets..............   0.57         48c
Exceptional items...........................................   0.02          2c
                                                              -----         --
Adjusted earnings per share.................................  E0.63         53c
                                                              =====         ==

6. CONVENIENCE TRANSLATIONS

     For the convenience of the reader, euro amounts for the year ended December 31, 2000 have been translated into U.S. dollars using the noon buying rate on June 29, 2001 of $0.8474 per E1.00.

ITEM 2: FORM OF FOURTH SUPPLEMENTAL INDENTURE

See Exhibit 4.1

ITEM 3: FORM OF U.S. DOLLAR GLOBAL NOTE

See Exhibit 4.2

ITEM 4: FORM OF EURO GLOBAL NOTE

See Exhibit 4.3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants have duly caused this Report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED INTERNATIONAL P.L.C                        ELSEVIER NV
Registrant                                      Registrant

/S/ L. DIXON                                    /S/ L. DIXON
--------------------------------------------    --------------------------------------------
By: L. Dixon                                    By: L. Dixon
Title: Deputy Secretary                         Title: Authorised Signatory

Date: 27 July, 2001                             Date: 27 July, 2001

                                LIST OF EXHIBITS

4.1  Form of Fourth Supplemental Indenture among Reed Elsevier
     Capital Inc., Reed International P.L.C., Elsevier NV, The
     Chase Manhattan Bank, The Chase Manhattan Bank, London
     Branch and Chase Manhattan Bank Luxembourg S.A.
4.2  Form of U.S. Dollar Global Note.
4.3  Form of Euro Global Note.